UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Eos Energy Enterprises, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29415C 101

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

(818) 884-3737

Copy to:

Joel L. Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,881,279 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,881,279 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,881,279(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%*
14.	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on (i) 49,813,547 shares of common stock, par value $0.0001 (the “Common Stock”), of Eos Energy Enterprises, Inc. (the “Issuer”) outstanding as of November 16, 2020, as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on November 20, 2020. (the “8-K”) plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 25,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.
(2)	Includes 325,000 shares of Common Stock issuable upon exercise of the Warrants held by the Sponsor.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,363,250 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,363,250 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,363,250 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on (i) 49,813,547 shares of Common Stock of the Issuer outstanding as of November 16, 2020, as reported by the Issuer in its 8-K plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 325,000 shares of Common Stock issuable upon exercise of the Warrants held by the Sponsor.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS B. Riley Principal Sponsor Co. II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,196,250 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,196,250 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,196,250 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on (i) 49,813,547 shares of Common Stock of the Issuer outstanding as of November 16, 2020, as reported by the Issuer in its 8-K plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 325,000 shares of Common Stock issuable upon exercise of the Warrants held by the Sponsor.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 415,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 415,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%*
14.	TYPE OF REPORTING PERSON IA

*	Percent of class is calculated based on (i) 49,813,547 shares of Common Stock of the Issuer outstanding as of November 16, 2020, as reported by the Issuer in its 8-K plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 25,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 415,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 415,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on (i) 49,813,547 shares of Common Stock of the Issuer outstanding as of November 16, 2020, as reported by the Issuer in its 8-K plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 25,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS BRC Partners Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 415,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 415,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%*
14.	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on (i) 49,813,547 shares of Common Stock of the Issuer outstanding as of November 16, 2020, as reported by the Issuer in its 8-K plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 25,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 103,029
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 103,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14.	TYPE OF REPORTING PERSON BD

*	Percent of class is calculated based on (i) 49,813,547 shares of Common Stock of the Issuer outstanding as of November 16, 2020, as reported by the Issuer in its 8-K plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 6,881,279 (1)(2)
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 6,881,279 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,931,279 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on (i) 49,813,547 shares of Common Stock of the Issuer outstanding as of November 16, 2020, as reported by the Issuer in its 8-K plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 25,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.
(2)	Includes 325,000 shares of Common Stock issuable upon exercise of the Warrants held by the Sponsor.

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on June 1, 2020 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Eos Energy Enterprises, Inc. (formerly known as B. Riley Merger Corp. II), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3920 Park Ave, Edison, New Jersey 08820.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	B. Riley Principal Investments, LLC (“BRPI”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPI is investing in securities.

(3)	B. Riley Principal Sponsor Co. II, LLC (the “Sponsor”) is a Delaware limited liability company owned and controlled by BRPI and B. Riley Financial, formed solely for the purpose of investing in securities of the Issuer.

(4)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients, including BRPLP.

(5)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of BRPLP.

(6)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(7)

B. Riley Securities, Inc. (“BRS”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRS is serving as a broker dealer.

(8)	The address of the business office of Bryant R. Riley is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Bryant R. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF.

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein that are directly held by the Sponsor was the working capital of the Sponsor.

(1)	The aggregate purchase price of the 50,000 public units beneficially owned by BRPLP was approximately $499,249.38. The aggregate purchase price of the 340,000 shares of Common Stock beneficially owned by BRPLP was approximately $3,425,200. The source of funds for acquiring the securities described herein that are directly owned by BRPLP was the working capital of BRPLP.

(2)	The aggregate purchase price of the 103,029 shares of Common Stock beneficially owned by BRS was approximately $1,069,822.13. The source of funds for acquiring the securities described herein that are directly owned by BRS was the working capital of BRS.

(3)	The aggregate purchase price of the 2,167,000 shares of Common Stock beneficially owned by BRPI was $21,670,000. The source of funds for acquiring the securities described herein that are directly owned by BRPI was the working capital of BRPI.

(4)	The aggregate purchase price of the 50,000 shares of Common Stock beneficially owned by Bryant R. Riley was $500,000. The source of funds for acquiring the securities described herein that are directly owned by Bryant R. Riley was the personal funds of Bryant R. Riley.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented by inserting the following as a new paragraph after the paragraph entitled “Forward Purchase Agreement” in Item 4:

Business Combination and Related Agreements

On November 16, 2020, the Issuer consummated its business combination with Eos Energy Storage LLC (“Eos”) pursuant to the Agreement and Plan of Merger, dated as of September 7, 2020 (the “Merger Agreement”), by and among the Issuer, Eos and the other parties thereto (the transactions contemplated by the Merger Agreement, the “Business Combination”). In connection with the Business Combination, the Issuer changed its name from “B. Riley Principal Merger Corp. II” to “Eos Energy Enterprises, Inc.” In addition, all of the issued and outstanding shares of B. Riley Principal Merger Corp. II’s (“BMRG”) Class B common stock, par value $0.0001 per share, converted into shares of BMRG’s Class A common stock, par value $0.0001 per share, on a one-for-one basis and all of the shares of BMRG’s Class A common stock were then reclassified into a single class of common stock of Eos Energy Enterprises, Inc. Accordingly, references to shares of BMRG’s Class B common stock or BMRG’s Class A common stock throughout this Schedule 13D refer to shares of common stock of Eos Energy Enterprises, Inc.

In connection with the Business Combination, BRF entered into an Equity Commitment Letter (the “Equity Commitment Letter”) with the Issuer, pursuant to which BRF committed to purchase up to 4,000,000 shares of Common Stock, less the number of shares of Common Stock already issued pursuant to subscription agreements (the “Subscription Agreements”) with certain accredited investors (“PIPE investors”) entered into prior to the closing of the Business Combination. Pursuant to the Equity Commitment Letter, BRPI purchased 1,167,000 shares of Common Stock in connection with the closing of the Business Combination. The Equity Commitment Letter effectively terminated the Forward Purchase Agreement.

Two affiliates of BRF, BRPLP and BRPI, are PIPE investors and purchased $1,400,000 and $10,000,000, respectively, of shares of Common Stock at a price of $10.00 per share, or 140,000 and 1,000,000 shares, respectively.

The foregoing descriptions of the Equity Commitment Letter and the Subscription Agreements do not purport to be complete and are qualified in their entirety by the terms of the Equity Commitment Letter and the form Subscription Agreement, copies of which are attached as Exhibits 5 and 6, respectively, hereto and are incorporated herein by reference.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

1.	As of the date hereof, (i) BRPI beneficially owned directly 2,167,000 shares of Common Stock, representing 4.3% of the Issuer’s Common Stock, (ii) the Sponsor beneficially owned directly 3,871,250 shares of Common Stock and 325,000 shares of Common Stock issuable upon the exercise of the Warrants, together representing 8.4% of the Issuer’s Common Stock, (iii) BRPLP beneficially owned directly 390,000 shares of Common Stock and 25,000 shares of Common Stock issuable upon the exercise of the Warrants, together representing 0.8% of the Issuer’s Common Stock, and (iv) BRS beneficially owned directly 103,029 shares of Common Stock, representing 0.2% of the Issuer’s Common Stock, altogether representing 13.7% of the Issuer’s Common Stock.

2.	BRPI is the sole member of the Sponsor and is a wholly-owned subsidiary of BRF. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRPI, and BRF and BRPI may be deemed to indirectly beneficially own the Shares held by the Sponsor.

3.	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

4.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS.

5.	Bryant R. Riley may beneficially own 50,000 shares of Common Stock representing 0.1% of the Issuer’s Common Stock, of which (i) 20,000 shares are held jointly with his wife, Carleen Riley, (ii) 5,000 shares are held as sole custodian for the benefit of Abigail Riley, (iii) 5,000 shares are held as sole custodian for the benefit of Charlie Riley, (iv) 5,000 shares are held as sole custodian for the benefit of Eloise Riley, (v) 5,000 shares are held as sole custodian for the benefit of Susan Riley, and (vi) 10,000 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust. Bryant R. Riley may also beneficially own 6,881,279 shares of Common Stock, representing 13.8% of the Issuer’s Common Stock, outstanding or issuable upon the exercise of the Warrants and held directly by BRPI, the Sponsor, BRPLP or BRS in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRPI, the Sponsor, BRPLP and BRS, or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

(c) Except for the transactions described in Item 4 and Schedule B of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Private Placement Units Purchase Agreement, dated May 19, 2020, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 22, 2020 (File No. 001- 39291)).
2	Letter Agreement, dated May 19, 2020, among the Issuer, its executive officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 22, 2020 (File No. 001-39291)).
3	Registration Rights Agreement, dated May 19, 2020, among the Issuer, the Sponsor and the Issuer’s independent directors (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 22, 2020 (File No. 001-39291)).
4	Forward Purchase Agreement, dated as of May 19, 2020, by and between the Issuer and B. Riley Principal Investments, LLC (incorporated by reference to Exhibit 10.5 to the to the Current Report on Form 8-K filed by the Issuer on May 22, 2020 (File No. 001-39291)).
5	Equity Commitment Letter, dated September 7, 2020, between the Issuer and BRF (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 8, 2020 (File No. 001-39291)).
6	Form of Subscription Agreement (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on November 20, 2020 (File No. 001-39291)).
11*	Joint Filing Agreement by and among the Reporting Persons.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2020

B. RILEY FINANCIAL, INC.

/s/ Bryant Riley
Name: Bryant Riley
Title: Co-Chief Executive Officer

B. RILEY PRINCIPAL SPONSOR CO. II, LLC

/s/ Phillip Ahn
Name: Phillip Ahn
Title: Authorized Signatory

B. RILEY PRINCIPAL INVESTMENTS, LLC

/s/ Kenneth Young
Name: Kenneth Young
Title: Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Investment Officer

B. RILEY SECURITIES, INC.

/s/ Andrew Moore
Name: Andrew Moore
Title: Chief Executive Officer

/s/ Bryant R. Riley
Name: Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Daniel Shribman Chief Investment Officer	Chief Investment Officer of B. Riley Financial, Inc.; and President of B. Riley Principal Investments, LLC	299 Park Avenue, 21st Floor New York, NY 10171	United States
Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi K. Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price	Reporting Person
11/4/2020	Purchase	490,000	$10.0828	B. Riley Securities, Inc.
11/5/2020	Purchase	1,037,633	$10.1002	B. Riley Securities, Inc.
11/6/2020	Sale	740,000	$10.25	B. Riley Securities, Inc.
11/6/2020	Purchase	820,297	$10.1093	B. Riley Securities, Inc.
11/9/2020	Redemption	1,527,633	$10.1	B. Riley Securities, Inc.
11/9/2020	Purchase	881,687	$10.1293	B. Riley Securities, Inc.
11/9/2020	Purchase	200,000	$10.126	BRC Partners Opportunity Fund, L.P.
11/10/2020	Sale	2,050,000	$10.12	B. Riley Securities, Inc.
11/10/2020	Purchase	668,045	$10.1197	B. Riley Securities, Inc.
11/11/2020	Purchase	419,917	$10.1799	B. Riley Securities, Inc.
11/12/2020	Purchase	86,593	$10.3306	B. Riley Securities, Inc.
11/13/2020	Purchase	2,200	$10.42	B. Riley Securities, Inc.
11/16/2020	Purchase	14,236	$10.7011	B. Riley Securities, Inc.
11/16/2020	Purchase	140,000	$10	BRC Partners Opportunity Fund, L.P.
11/16/2020	Purchase	2,167,000	$10	B. Riley Principal Investments, LLC
11/16/2020	Purchase	50,000	$10	Bryant R. Riley